                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)1


                          GENERAL CIGAR HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                 36933P - 10 - 0
                                 ---------------
                                 (CUSIP NUMBER)

                              Edgar M. Cullman, Jr.
                      President and Chief Executive Officer
                         of General Cigar Holdings, Inc.
                              387 Park Avenue South
                          New York, New York 10016-8899
                         Telephone Number (212) 448-3800

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                        Telephone Number: (212) 906-1200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 19, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D
---------------------------------              ---------------------------------
CUSIP No. 36933P100                                   Page 2 of 36 Pages
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Edgar M. Cullman

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|X|
            See Item 6 and Insert 1

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            No funds were used to acquire the shares.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF               494,172
   SHARES     ------------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER**
  OWNED BY
    EACH                  9,935,152
  REPORTING   ------------------------------------------------------------------
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH
                          494,172
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                          3,774,210
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            494,172
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |X|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.82
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     **SEE ITEM 5.

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 3 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Louise B. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               459,717
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,220,112
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        459,717
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,220,112
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      459,717

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.69
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 4 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman, Jr.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               606,828
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power**
    Each
  Reporting             9,935,152
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        606,828
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,290,143
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      539,254

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.98
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     **SEE ITEM 5.

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 5 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elissa F. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               75,575
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             245,398
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        75,575
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        245,398
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      75,575

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .28
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 6 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Susan R. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               390,166
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,994,740
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        390,166
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,994,740
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      390,166

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.44
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 7 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lucy C. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               363,835
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,236,747
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        363,835
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,236,747
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      363,835

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.34
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 8 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Frederick M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               73,539
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             656,075
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        73,539
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        656,075
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      73,539

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.27
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 9 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               184,705
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        184,705
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      184,705

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.68
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 10 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Fabrici

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               106,063
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             528,814
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        106,063
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        528,814
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      106,063

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.39
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 11 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               31,931
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,828,567
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        31,931
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,828,567
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      26,674

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.10
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 12 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Margot P. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             90,315
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        90,315
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.00
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 13 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alexandra Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               6,882
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             391,812
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        6,882
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        391,812
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,882

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.03
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 14 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      B. Bros. Realty Limited Partnership

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,039,339
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,039,339
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,039,339

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.83
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 15 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Matthew L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,557
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,557
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,557

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .02
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 16 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Rebecca D. Gamzon

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               137,573
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        137,573
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      137,573

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.51
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 17 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman III

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               83,551
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        83,551
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      83,551

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .31
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 36933P100                                   Page 18 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Caroline B. Sicher

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               95,234
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        95,234
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      95,234

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .35
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 19 of 36 Pages

                               SCHEDULE 13D ITEMS

            This Amendment No. 1, which amends the Statement on Schedule 13D, dated September 5, 1997, of the signatories hereto (the "Reporting Persons"), is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Class A Common Stock, par value $.01 per share (the "Class A Stock") and Class B Common Stock, par value $.01 per share (the "Class B Stock"), of General Cigar Holdings, Inc., a Delaware corporation (the "COMPANY").

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Statement is hereby amended by replacing the paragraphs therein in their entirety with the following:

            On January 19, 2000, the Reporting Persons and the Company agreed to a series of transactions with Swedish Match AB, a Kingdom of Sweden corporation ("Swedish Match"), pursuant to which Swedish Match would acquire approximately 64% of the outstanding shares of common stock of the Company, the Reporting Persons would, in the aggregate, own the remaining 36% and the public stockholders of the Company would receive cash for their shares. The transactions will be effected through a merger of SM Merger Corporation ("Merger Sub") a wholly owned subsidiary of Swedish Match into the Company (the "Merger") in which the public stockholders will receive $15.25 per share in cash pursuant to an agreement and plan of merger, attached hereto as
Exhibit 2 (the "Merger Agreement"). The Reporting Persons entered into a stock purchase agreement with Swedish Match on January 19, 2000, attached hereto as Exhibit D to the Merger Agreement (the "Stock Purchase Agreement"), pursuant to which the Reporting Persons agreed to sell an aggregate of 3.5 million shares of Company stock, or approximately one-third of their current holdings, to Swedish Match at a price of $15.00 per share immediately prior to the consummation of the Merger (the "Effective Time"). The Reporting Persons and Swedish Match also entered into a shareholders' agreement, attached hereto as Exhibit B to the Merger Agreement (the "Shareholders' Agreement"), and a voting agreement, attached hereto as Exhibit D to the Merger Agreement (the "Voting Agreement"), in connection with the Merger. The purpose of the Merger is to create a strategic alliance through the purchase by Swedish Match of a significant equity stake in the Company, as a privately held entity.

            The purchase of certain of the Reporting Persons shares pursuant to the Stock Purchase Agreement is conditioned upon the satisfaction of the closing conditions set forth in the Merger Agreement (other than such sale). The Merger is subject, in addition to receipt of Hart-Scott Rodino approval and the satisfaction of customary closing conditions, to the affirmative vote of each of (i) the holders of the Company's outstanding Class A Stock voting as a class; (ii) the holders of the Company's outstanding Class B Stock voting as a class; and (iii) the holders representing a majority of the entire voting power of the outstanding Class A and Class B Stock voting together as a single class (with Class A Stock having one vote per share and Class B Stock having ten votes per share).

            The Voting Agreement provides that the Reporting Persons will each vote in their capacities as stockholders in favor of the Merger and against any competing offer for a period of eighteen months following the termination of the Merger Agreement; however, in connection with the separate class vote of Class A Stock, the Reporting Persons will vote their shares of Class A Stock in the same manner as the holders of a majority of the outstanding shares of the Class A Stock (excluding the Reporting Persons). Pursuant to the Voting Agreement, each Reporting Person has appointed each of Edgar M. Cullman and Edgar M. Cullman, Jr. as their proxy to serve as their representatives and to perform all of the obligations of each of the Reporting Person under the Voting Agreement.

            The Shareholders' Agreement becomes effective at the Effective Time and will govern the management of the Company following the Merger. The Shareholders' Agreement provides, among other things, that following the Merger the Company's Board of Directors (the "Board") will consist of seven directors: four directors, including Edgar M. Cullman Jr. and Edgar M. Cullman, Sr., nominated by the Reporting Persons and three Directors nominated by Swedish Match; provided, that if the Reporting Persons cease to own at least one third of the shares they hold immediately following the Effective Time between the third anniversary and the sixth anniversary of the Effective Time, Swedish Match will be entitled to nominate four out of the seven Board members and the Reporting Persons will be entitled to nominate three out of the seven Board members, and if after the sixth anniversary of the Effective Time the Reporting Persons cease to own at least 15% of the then outstanding common stock of the Company, Swedish Match will be entitled to nominate four out of the seven Board members and the Reporting Persons will be entitled to nominate three out of the seven Board members.

            The Shareholders' Agreement also provides rights for the Reporting Persons to sell their remaining shares of Company stock to Swedish Match over a three-year period beginning on the third anniversary of the Effective Time and for Swedish Match to buy the Reporting Persons' remaining shares over a three-year period beginning on the third anniversary of the Effective Time, each at prices as specified therein.

            Copies of the Merger Agreement, the Stock Purchase Agreement, the Voting Agreement and the Shareholders' Agreement are attached hereto as Exhibits 2-5, respectively, and are incorporated herein by reference. The description of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

                                                             Page 20 of 36 Pages

Item 5.     Interest in Securities of the Issuer

            Item 5 of the Statement is hereby amended by adding the following:

            Pursuant to the Voting Agreement attached hereto as Exhibit D to the Merger Agreement, each of Edgar M. Cullman and Edgar M. Cullman, Jr. have been appointed by the Reporting Persons to act as proxy in connection with the transactions contemplated by the Agreements attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as provided in the Merger Agreement, the Stock Purchase Agreement, the Voting Agreement and the Shareholders' Agreement or as described herein, none of the Reporting Persons (directly or indirectly), has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

            Copies of the Merger Agreement, the Stock Purchase Agreement, the Voting Agreement and the Shareholders' Agreement are attached hereto as Exhibits 2-5, respectively, and are incorporated herein by reference. The description of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 - Joint Filing Agreement, incorporated by reference to the Reporting Persons' Schedule 13D filed on September 7, 1997.

            Exhibit 2 - Merger Agreement with exhibits thereto.

            Exhibit 3 - Stock Purchase Agreement, attached as Exhibit B to the Merger Agreement.

            Exhibit 4 - Voting Agreement, attached as Exhibit C to the Merger Agreement.

            Exhibit 5 - Shareholders' Agreement, attached as Exhibit D to the Merger Agreement.

                                                             Page 21 of 36 Pages

            Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: January 21, 2000


                                      Edgar M. Cullman*
                                 -----------------------------------------------
                                 Edgar M. Cullman, individually and as
                                 Trustee of the Trusts of which he is a
                                 Trustee as indicated on Insert 1 hereto


                                      Louise B. Cullman*
                                 -----------------------------------------------
                                 Louise B. Cullman, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Susan R. Cullman*
                                 -----------------------------------------------
                                 Susan R. Cullman, individually, as
                                 Custodian and as Trustee of the Trusts
                                 of which she is a Trustee as indicated on Insert 1 hereto


                                      Edgar M. Cullman, Jr.*
                                 -----------------------------------------------
                                 Edgar M. Cullman, Jr., individually, as
                                 Custodian and as Trustee of the Trusts of which he is a Trustee as indicated on Insert
                                 1 hereto


                                       Lucy C. Danziger*
                                 -----------------------------------------------
                                 Lucy C. Danziger, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                   /s/ John L. Ernst
                                 -----------------------------------------------
                                 John L. Ernst, individually and as Trustee
                                 of the Trusts of which he is a Trustee, as
                                 Custodian and as Guardian, all as indicated
                                 on Insert 1 hereto

                                                             Page 22 of 36 Pages


                                      Carolyn S. Fabrici*
                                 -----------------------------------------------
                                 Carolyn S. Fabrici, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Frederick M. Danziger*
                                 -----------------------------------------------
                                 Frederick M. Danziger, individually and as Trustee of the Trusts of which he is a Trustee as indicated on Insert 1 hereto


                                      Elissa F. Cullman*
                                 -----------------------------------------------
                                 Elissa F. Cullman, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Rebecca D. Gamzon*
                                 -----------------------------------------------
                                 Rebecca D. Gamzon, individually
                                 formerly Rebecca B. Danziger


                                      Matthew L. Ernst*
                                 -----------------------------------------------
                                 Matthew L. Ernst, individually


                                 B. BROS. REALTY LIMITED
                                 PARTNERSHIP

                                 By   John L. Ernst*
                                   ---------------------------------------------
                                       John L. Ernst,
                                       General Partner


                                      Margot P. Ernst*
                                 -----------------------------------------------
                                 Margot P. Ernst, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto


                                       Alexandra Ernst*
                                 -----------------------------------------------
                                 Alexandra Ernst, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto

                                      David M. Danziger*
                                 -----------------------------------------------
                                 David M. Danziger, individually


                                      Edgar M. Cullman III*
                                 -----------------------------------------------
                                 Edgar M. Cullman III


                                      Caroline B. Sicher*
                                 -----------------------------------------------
                                 Caroline B. Sicher


                                 By: /s/ John L. Ernst
                                 -----------------------------------------------
                                 John L. Ernst
                                 Attorney-in-Fact